UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

HUTCHINSON TECHNOLOGY INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.25% CONVERTIBLE SUBORDINATED NOTES DUE 2026

(Title of Class of Securities)

448407AF3

(CUSIP Number of Class of Securities)

David P. Radloff

Vice President and Chief Financial Officer

Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

Telephone (320) 587-3797

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Sonia A. Shewchuk, Esq.

Peggy Steif Abram, Esq.

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Phone: (612) 766-7810

Fax: (612) 766-1600

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$75,294,000	$4,369.43

*	The transaction valuation is $40,000,000 (the maximum aggregate principal amount of 8.50% Convertible Senior Notes due 2026 (the “New Notes”) to be tendered for Old Notes (as defined below)) plus $35,294,000 (the maximum aggregate principal amount of 3.25% Convertible Subordinated Notes due 2026 (the “Old Notes”) to be tendered for cash).

**	The filing fee was estimated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and is based on the book value of the Old Notes to be tendered ($67,635,094.32) less the amount of cash to be paid by the Issuer in exchange for the Old Notes tendered for cash in the tender/exchange offer ($30,000,000). The filing fee has been offset as provided in Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, by the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,369.43

Form or Registration No.: Form S-4 (File No. 333-171614)

Filing Party: Hutchinson Technology Incorporated

Date Filed: January 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Hutchinson Technology Incorporated, a Minnesota corporation (the “Company”), relating to a tender/exchange offer (as defined herein), upon the terms and subject to the conditions described in the prospectus dated February 7, 2011 (the “Prospectus”) and set forth in the related letter of transmittal. More specifically, the Company offered to exchange or purchase, at the election of each holder and subject to the Exchange Limit and the Cash Payment Limit described below, its outstanding 3.25% Convertible Subordinated Notes due 2026, CUSIP No. 448407AF3 (the “Old Notes”), for:

(1)	A new series of 8.50% Convertible Senior Notes due 2026 (the “New Notes”), in an amount equal to $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes exchanged (the “Exchange Option”). Since the amount of Old Notes tendered under the Exchange Option exceeded $40.0 million in aggregate principal amount (the “Exchange Limit”), the Company accepted the Old Notes tendered for exchange on a pro rata basis and returned Old Notes which were not accepted for exchange to the holder of such Old Notes;

(2)	Cash, in an amount equal to $850 for each $1,000 principal amount of Old Notes tendered (the “Tender Option”). Since the cash required to purchase all of the Old Notes tendered under the Tender Option exceeded $30.0 million (the “Cash Payment Limit”), the Company accepted the Old Notes tendered for purchase on a pro rata basis, and unless withdrawn, the balance of the Old Notes tendered under the Tender Option but not accepted for purchase for cash were treated as if they had been tendered for exchange under the Exchange Option and will be exchanged for New Notes, subject to the Exchange Limit; or

(3)	A combination of the Exchange Option, subject to the Exchange Limit, and the Tender Option, subject to the Cash Payment Limit.

The Exchange Option and the Tender Option are referred to collectively as the “tender/exchange offer.” The maximum aggregate principal amount of Old Notes that could be exchanged and purchased pursuant to the terms of the tender/exchange offer was $75,294,000.

The Prospectus forms a part of the Registration Statement on Form S-4 (File No. 333-171614) filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 10, 2011, as amended by Amendment No. 1 then to filed on January 26, 2011, Amendment No. 2 thereto filed on February 3, 2011 and Amendment No. 3 thereto filed on February 7, 2011 (the “Registration Statement”), relating to the New Notes that will be issued in connection with the tender/exchange offer, and an indeterminate number of shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that may be issued upon conversion of the New Notes. The Prospectus and the related letter of transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated by reference herein to the extent provided herein. The tender/exchange offer commenced on January 10, 2011 and expired at 5:00 p.m., New York City time, on February 8, 2011.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

This Schedule TO is hereby amended and supplemented by this Amendment No. 3 to the Schedule TO as follows:

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

The tender/exchange offer expired at 5:00 p.m., New York City time, on February 8, 2011. On February 9, 2011, the Company announced the results of the tender/exchange offer. The full text of the Company’s press release, relating to the announcement of the expiration and results of the tender/exchange offer, is filed as Exhibit (a)(1)(vii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by inserting the following:

(a)(1)(i)	Prospectus dated February 7, 2011 (incorporated by reference to the Company’s filing on February 9, 2011 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).

(a)(1)(vii)	Press Release, dated February 9, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on February 9, 2011 (file number 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date: February 9, 2011	HUTCHINSON TECHNOLOGY INCORPORATED

	By:	/s/ David P. Radloff
David P. Radloff
Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Prospectus dated February 7, 2011 (incorporated by reference to the Company’s filing on February 9, 2011 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).

(a)(1)(ii)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 10, 2011).

(a)(1)(iv)	Letter to Clients (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4 (File Number 333-171614), filed with the SEC on January 10, 2011).

(a)(1)(v)	Press Release, dated January 10, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 10, 2011 (file number 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(vi)	Form of 8.50% Convertible Senior Notes Due 2026 Indenture, between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 4.5 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614) filed with the SEC on January 26, 2011).

(a)(1)(vi)	Form 8.50% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 4.6 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614) filed with the SEC on January 26, 2011).

(a)(1)(vii)	Press Release, dated February 9, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on February 9, 2011 (file number 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(b)	Not applicable.

(d)(i)	Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 10, 2011).

(d(ii)	Amendment to Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated herein by reference to Exhibit 1.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(d)(iii)	Indenture dated as of January 26, 2006 between the Company and LaSalle Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 26, 2006; File No. 0-14709), and Instrument of Resignation, Appointment and Acceptance dated as of October 29, 2008 by and among the Company, LaSalle Bank National Association, as prior trustee, and Wells Fargo Bank, National Association, as successor trustee.

(d)(iv)	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2002; File No. 0-14709).

(d)(v)	Restated Bylaws of the Company, as amended December 3, 2008 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 9, 2008; File No. 0-14709).

(d)(vi)	Rights Agreement, dated as of July 29, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, dated July 30, 2010; File No. 1-34838).

(d)(vii)	Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(viii)	Form of Non-Statutory Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(ix)	Form of Incentive Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan) (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(x)	Form of Non-Statutory Stock Option Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan) (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xi)	Form of Restricted Stock Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 7, 2004; File No. 0-14709).

(d)(xii)	Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 filed December 17, 2009; File No. 0-14709).

(d)(xiii)

Employee Stock Purchase Plan (As Amended and Restated January 20, 2011) (incorporated by reference to Appendix B to Definitive Proxy Statement on Schedule 14A filed December 10, 2010; File No. 1-34838).

(d)(xiv)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838).

(d)(xv)	Form of Director Stock Option Agreement under the Company’s 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838).

(g)	Not applicable.

(h)	Not applicable.